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                                                                      EXHIBIT 99

                      CENDANT CORPORATION AND SUBSIDIARIES
               SUPPLEMENTAL FRANCHISING AND MARKETING/RESERVATION
                             ACTIVITIES INFORMATION

Franchise revenue principally consists of royalties, as well as marketing and reservation fees, which are based on a percentage of franchisee revenue. Royalty, marketing, and reservation fees are accrued as the underlying franchisee revenue is earned. Annual rebates given to certain franchisees on royalty fees are recorded as a reduction to revenues and are accrued in direct proportion to the recognition of the underlying gross franchise revenue. Franchise revenue also includes initial franchise fees, which are recognized as revenue when all material services or conditions relating to the sale have been substantially performed, which is generally when a franchised unit is opened.

Revenues from franchising activities include royalty revenues and initial franchise fees charged to lodging properties, car rental locations, tax preparation offices and real estate brokerage offices upon execution of a franchise contract.

Franchised outlet revenues are as follows:

                                 YEAR ENDED DECEMBER 31,
                               --------------------------
                                1999      1998      1997
                               ------    ------    ------
Royalty Revenues               $  839    $  703    $  574
Initial Franchise Fees             37        45        26

The Company receives marketing and reservation fees from several of its lodging and real estate franchisees. Marketing and reservation fees related to the Company's lodging brands' franchisees are calculated based on a specified percentage of gross room revenues. Marketing fees received from the Company's real estate brands' franchisees are based on a specified percentage of gross closed commissions earned on the sale of real estate. As provided in the franchise agreements, at the Company's discretion, all of these fees are to be expended for marketing purposes and the operation of a centralized brand-specific reservation system for the respective franchisees and are controlled by the Company until disbursement. Membership and service fees revenues included marketing and reservation fees of $280 million, $228 million and $215 million for the years ended December 31, 1999, 1998, and 1997, respectively. Additionally, rebates are given to franchisees that meet certain levels of annual gross revenue as defined by the respective franchise agreements. Membership and service fee revenues are net of annual rebates of $43 million, $35 million and $26 million for the years ended December 31, 1999, 1998, and 1997, respectively.

Franchised outlet information is as follows:

                                                                DECEMBER 31,
                                                     --------------------------------
                                                       1999       1998 (1)     1997
                                                     --------    ----------  --------
Franchised units in operation                         22,719       22,471     18,876
Backlog (franchised units sold but not yet opened)     1,478        2,063      1,547

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(1) Approximately 2,000 franchised units were acquired in connection with the acquisition of Jackson Hewitt Inc.